Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

BankUnited, Inc.:

We consent to the incorporation by reference in the registration statement (No. 333-172035) on Form S-8 of BankUnited, Inc. of our reports dated February 28, 2012, with respect to the consolidated balance sheets of BankUnited, Inc. and subsidiaries (the Company) as of December 31, 2011 and 2010, and the related consolidated statements of income, stockholders’ equity and comprehensive income, and cash flows for the years then ended and for the period from April 28, 2009 (date of inception) through December 31, 2009, and the effectiveness of internal control over financial reporting as of December 31, 2011, which reports appear in the December 31, 2011 annual report on Form 10-K of the Company.

/s/ KPMG LLP

Miami, Florida
February 28, 2012
Certified Public Accountants